UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of CSR plc filed on June 26, 2009 and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F. This Form 6-K includes a Form S-8 conformed version of the Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 3, 2009. This Form S-8 conformed version of results was prepared solely for purposes of updating the Registration Statements referred to above and does not supersede the results for such periods as reported by the Registrant and furnished on Form 6-K on July 29, 2009.

Information furnished on this form:

Information furnished on this form:

Form S-8 conformed version of the Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 3, 2009.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of the Registrant and the effects of the merger with SiRF (the “merger”), now a direct, wholly-owned subsidiary of the Registrant, as well as other future events and their potential effects on the Registrant. These forward-looking statements can be identified by words such as “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will”, “plans”, “should”, “may” and other similar expressions. Such forward-looking statements represent the current expectations and beliefs of management of the Registrant, and are based upon numerous assumptions regarding the Registrant’s business strategies and the environment in which the Registrant will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of the Registrant.

Such forward-looking statements represent the current expectations and beliefs of management of the Registrant, and are based upon numerous assumptions regarding the Registrant’s business strategies and the environment in which the Registrant will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of the Registrant.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to: the ability to realize the expected synergies from the merger in the amounts or in the timeframe anticipated, consumer demand for and market acceptance of the Registrant’s products and the products that use the Registrant’s products; whether the Registrant’s customers will work through remaining pockets of excess inventory levels or rebuild inventory levels to seasonal norms; declines in average selling prices of the Registrant’s products; cancellation of existing orders or the failure to secure new orders; the Registrant’s failure to introduce new products and to implement new technologies on a timely basis; the Registrant’s failure to anticipate changing customer product requirements; the Registrant’s failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; the Registrant’s ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that the Registrant’s subcontractors achieve with respect to the Registrant’s products; possible errors or failures in the hardware or software components of the Registrant’s products; the Registrant’s ability to successfully manage its recent expansion and growth; the Registrant’s ability to protect its intellectual property; the Registrant’s ability to attract and retain key personnel including engineers and technical personnel; competitive developments in the Registrant’s markets; and difficulty in predicting future results.

Each forward looking statement speaks only as of the date hereof. The Registrant does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

EXHIBITS

Exhibit No.	Description
1.1	Form S-8 conformed version of the Registrant’s Unaudited Results for the Second Quarter and Half Year Ended July 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: August 5, 2009	By: /s/ Will Gardiner Will Gardiner Chief Financial Officer and Director

EXHIBIT 1.1

Condensed consolidated income statement
	Note	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
		$’000	$’000	$’000	$’000	$’000	$’000
Revenue		112,899	80,553	193,452	188,388	349,269	694,865
Cost of sales		(66,365)	(47,432)	(113,797)	(103,607)	(191,905)	(385,037)
		__________	__________	__________	__________	__________	__________
Gross profit		46,534	33,121	79,655	84,781	157,364	309,828
		__________	__________	__________	__________	__________	__________
Research and development		(37,445)	(34,799)	(72,244)	(40,587)	(81,226)	(158,167)
Selling, general and administrative expenses		(35,420)	(19,484)	(54,904)	(22,465)	(100,601)	(160,176)
		__________	__________	__________	__________	__________	__________
Operating (loss) profit		(26,331)	(21,162)	(47,493)	21,729	(24,463)	(8,515)
Investment income		581	618	1,199	1,293	3,567	6,139
Finance costs (net)		1,463	(2,007)	(544)	(325)	(581)	(4,075)
		__________	__________	__________	__________	__________	__________
(Loss) profit before tax		(24,287)	(22,551)	(46,838)	22,697	(21,477)	(6,451)
		__________	__________	__________	__________	__________	__________

Tax	(4,717)	11,271	6,554	(5,333)	(3,107)	(488)
	__________	__________	__________	__________	__________	__________
(Loss) profit for the period	(29,004)	(11,280)	(40,284)	17,364	(24,584)	(6,939)
	__________	__________	__________	__________	__________	__________

(Loss) earnings per share	$	$	$	$	$	$
Basic	(0.22)	(0.09)	(0.31)	0.14	(0.19)	(0.05)
Diluted	(0.22)	(0.09)	(0.31)	0.13	(0.19)	(0.05)
Weighted average number of shares	133,023,724	128,773,576	130,690,470	127,837,045	129,159,734	128,617,601
Diluted weighted average number of shares	137,026,910	130,115,569	133,704,706	129,616,238	131,369,946	130,610,753

*Share options are only treated as dilutive where the result after taxation is a profit.

Condensed consolidated statement of comprehensive income

	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	$’000	$’000	$’000	$’000	$’000	$’000
(Loss) profit for the period	(29,004)	(11,280)	(40,284)	17,364	(24,584)	(6,939)
Other comprehensive income
Gain (loss) on cash flow hedges	13,627	12,026	25,653	1,630	1,741	(31,677)
Net tax on cash flow hedges in equity	(3,816)	(3,456)	(7,272)	(456)	(513)	8,930
Transferred to income statement in respect of cash flow hedges	(2,642)	(1,038)	(3,680)	(17)	153	7,316
Tax on items transferred from equity	740	291	1,031	5	(46)	(2,052)
	__________	__________	__________	__________	__________	__________
Total comprehensive income for the period	(21,095)	(3,457)	(24,552)	18,526	(23,249)	(24,422)
	__________	__________	__________	__________	__________	__________

Condensed consolidated balance sheet

	3 July 2009	3 April 2009	2 January 2009	27 June 2008
	$’000	$’000	$’000	$’000
Non-current assets
Goodwill	224,581	106,322	106,322	107,300
Other intangible assets	48,247	18,658	20,797	28,176
Property, plant and equipment	46,338	44,780	48,173	55,754
Deferred tax asset	9,587	14,982	6,481	2,938
	__________	__________	__________	__________
	328,753	184,742	181,773	194,168
	__________	__________	__________	__________
Current assets
Inventory	67,761	48,609	66,201	92,260
Derivative financial instruments	2,402	472	-	1,585
Trade and other receivables	90,929	68,828	81,809	117,940
Treasury deposits and investments	264,970	171,000	81,000	90,000
Cash and cash equivalents	131,413	91,905	180,898	122,316
	__________	__________	__________	__________
	557,475	380,814	409,908	424,101
	__________	__________	__________	__________
Total assets	886,228	565,556	591,681	618,269
	__________	__________	__________	__________
Current liabilities
Trade and other payables	132,264	50,345	62,170	109,208
Current tax liabilities	2,283	1,550	1,648	17,080
Obligations under finance leases	332	301	1,057	2,910
Derivative financial instruments	8,810	20,507	32,062	229
Short-term provisions	3,350	3,543	4,408	2,679
Contingent consideration	3,500	753	753	16,979
	__________	__________	__________	__________
	150,539	76,999	102,098	149,085
	__________	__________	__________	__________
Net current assets	406,936	303,815	307,810	275,016
	__________	__________	__________	__________
Non-current liabilities
Deferred tax liability	-	3,666	4,002	5,932
Contingent consideration	3,500	16,747	16,747	-
Long-term provisions	1,846	1,560	1,795	-
Obligations under finance leases	329	298	293	-
	__________	__________	__________	__________
	5,675	22,271	22,837	5,932
	__________	__________	__________	__________
Total liabilities	156,214	99,270	124,935	155,017
	__________	__________	__________	__________
Net assets	730,014	466,286	466,746	463,252
	__________	__________	__________	__________
Equity
Share capital	317	238	238	237
Share premium account	361,800	91,523	91,448	91,287
Capital redemption reserve	950	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)	(40,224)
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	(3,287)	(14,272)	(25,260)	995
Share based payment reserve	44,302	30,319	27,864	22,873
Tax reserve	30,480	33,072	35,770	28,819
Retained earnings	274,102	303,106	314,386	296,741
	__________	__________	__________	__________
Total equity	730,014	466,286	466,746	463,252
	__________	__________	__________	__________
No. of Shares outstanding	181,438,562	133,392,864	130,890,281	132,704,616

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(40,284)	(40,284)
Gain on cash flow hedges	-	-	-	-	-	25,653	-	-	-	25,653
Deferred tax on hedging reserve	-	-	-	-	-	-	-	(7,272)	-	(7,272)
Transferred to income statement in respect of cash flow hedges	-	-	-	-	-	(3,680)	-	-	-	(3,680)
Tax on items transferred from equity	-	-	-	-	-	-	-	1,031	-	1,031
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Total comprehensive income for the period	-	-	-	-	-	21,973	-	(6,241)	(40,284)	(24,552)
Share issues	79	270,352	-	-	-	-	-	-	-	270,431
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	6,437	-	-	6,437
Credit to equity for equity-settled	-	-	-	-	-	-	10,001	-	-	10,001
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	951	-	951
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
At 3 July 2009	317	361,800	950	61,574	(40,224)	(3,287)	44,302	30,480	274,102	730,014
	__________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	-	-	-	-	-	-	-		(6,939)	(6,939)
Loss on cash flow hedges	-	-	-	-	-	(31,677)	-	-	-	(31,677)
Net tax on cash flow hedges in equity	-	-	-	-	-	-	-	6,878	-	6,878
Transferred to income statement in respect of cash flow hedges	-	-	-	-	-	7,316	-	-	-	7,316
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Total comprehensive income for the period	-	-	-	-	-	(24,361)	-	6,878	(6,939)	(24,422)
Share issues	2	1,522	-	-	-	-	-	-	-	1,524
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	7,586	-	-	7,586
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	1,359	-	1,359
Deferred tax on share-based payment transactions	-	-	-	-	-	-	-	(7,765)	-	(7,765)
Purchase of own shares	-	-	-	-	(20,199)	-	-	-	-	(20,199)
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
	__________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	-	-	-	-	-	-	-	-	(24,584)	(24,584)
Gain on cash flow hedges	-	-	-	-	-	1,741	-	-	-	1,741
Net tax on cash flow hedges in equity	-	-	-	-	-	-	-	(559)	-	(559)
Transferred to income statement in respect of cash flow hedges	-	-	-	-	-	153	-	-	-	153
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
Total comprehensive income for the period	-	-	-	-	-	1,894	-	(559)	(24,584)	(23,249)
Share issues	1	1,361	-	-	-	-	-	-	-	1,362
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	2,595	-	-	2,595
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	1,796	-	1,796
Deferred tax on share-based payment transactions	-	-	-	-	-	-	-	(7,716)	-	(7,716)
Purchase of own shares	-	-	-	-	(20,199)	-	-	-	-	(20,199)
	_________	_________	_________	_________	_________	_________	_________	_________	_________	_________
At 27 June 2008	237	91,287	950	61,574	(40,224)	995	22,873	28,819	296,741	463,252
	__________	_________	_________	_________	_________	_________	_________	_________	_________	_________

Condensed consolidated cash flow statement

		Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	Note	$’000	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	4	24,805	3,586	28,391	8,458	14,865	66,301
		__________	__________	__________	__________	__________	__________
Investing activities
Interest received		147	836	983	1,638	3,843	6,187
(Purchase) sale of treasury deposits		(49,000)	(90,000)	(139,000)	30,000	(37,935)	(28,935)
Purchases of property, plant and equipment		(1,975)	(1,380)	(3,355)	(6,069)	(17,161)	(20,232)
Purchases of intangible assets		(1,224)	-	(1,224)	(2,406)	(2,688)	(2,448)
Acquisition of subsidiaries		64,730	-	64,730	(253)	(11,689)	(11,689)
		__________	__________	__________	__________	__________	__________
Net cash from (used in) investing activities		12,678	(90,544)	(77,866)	22,910	(65,630)	(57,117)
		__________	__________	__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		(140)	(757)	(897)	(863)	(1,533)	(279)
Purchase of own shares		-	-	-	-	(20,199)	(20,199)
Proceeds on issue of shares		608	69	677	1,129	1,353	1,524
		__________	__________	__________	__________	__________	__________
Net cash from (used in) financing activities		468	(688)	(220)	266	(20,379)	(18,954)
		__________	__________	__________	__________	__________	__________

Net increase (decrease) in cash and cash equivalents		37,951	(87,646)	(49,695)	31,634	(71,144)	(9,770)

Cash and cash equivalents at beginning of period		91,905	180,898	180,898	90,708	193,311	193,311

Effect of foreign exchange rate changes		1,557	(1,347)	210	(26)	149	(2,643)

		__________	__________	__________	__________	__________	__________
Cash and cash equivalents at end of period		131,413	91,905	131,413	122,316	122,316	180,898
		__________	__________	__________	__________	__________	__________

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009, except for those changes highlighted below. This financial information should be read in conjunction with the Group’s consolidated balance sheets as of 2 January 2009 and the related consolidated Income Statement and Cash Flow Statements for the year ended 2 January 2009.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) of the Companies Act 1985.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 2 January 2009 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as issued by the IASB and as adopted by the European Union. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2009	13 weeks	4 April 2009 to 3 July 2009
Q1 2009	13 weeks	3 January 2009 to 3 April 2009
H1 2009	26 weeks	3 January 2009 to 3 July 2009
Q2 2008	13 weeks	29 March 2008 to 27 June 2008
H1 2008	13 weeks	29 December 2007 to 27 June 2008
2008	53 weeks	29 December 2007 to 2 January 2009

In the current financial period, the Group has adopted International Financial Reporting Standard 2 (amended) “Share-based payment – vesting conditions and cancellations”, International Accounting Standard 1 “Presentation of Financial Statements” (revised 2007), and both International Financial Reporting Standard 3 “Business Combinations” (as revised in 2008) and International Accounting Standard 27 “Consolidated and separate financial statements” (as revised in 2008) in advance of their effective date.

The amendments to IFRS 2 require the acceleration of share-based payment charges relating to employees who cease to contribute to SAYE scheme. The application of this Standard has not required a restatement of comparative periods.

The main change affecting CSR as a result of adopting IAS 1 (revised) requires the presentation of a statement of changes in equity as a primary statement, separate from the income statement and statement of comprehensive income. As a result, a condensed consolidated statement of changes in equity has been included as a primary statement, showing changes in each component of equity for each period presented.

The impact of the early adoption of IFRS 3 (revised) and IAS 27 (revised) has resulted in some changes to the Group’s accounting policies and in accordance with the transitional provisions of IFRS 3(2008), that Standard has been applied prospectively to business combinations for which the acquisition date is on or after 3 January 2009:

The impact of IFRS 3(2008) Business Combinations has been:

• to change the basis for allocating a portion of the purchase consideration in a business combination to replacement share-based payment awards granted at the time of the combination;

• to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being expensed when incurred.

2.          Going Concern

The financial statements have been prepared on the going concern basis.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully.

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and accordingly they continue to adopt the going concern basis.

3.	Changes in share capital

864,981 ordinary shares were issued for employee option exercises in H1 2009. Consideration was $754,271 at a premium of $752,911.

47,658,256 ordinary shares were issued on 26 June 2009 and admitted to trading on the London Stock Exchange. These shares represented the equity consideration for the acquisition of SiRF Technology Holdings, Inc. (note 7) and represented a consideration of $271,574,109, at a premium of $271,446,364.

Fees of $1,847,406 were incurred as a consequence of the share issue and have been shown as a deduction from equity against share premium.

On the same date, 133,678,208 of CSR plc shares in issue were delisted and readmitted to the London Stock Exchange in accordance with the Listing Rules, as the acquisition of SiRF Technology Holdings, Inc. represented a reverse takeover under the London Stock Exchange Rules. The transaction is not treated as a reverse takeover for accounting purposes.

4.          Reconciliation of net (loss) profit to net cash from operating activities

	Q2 2009	Q1 2009	H1 2009	Q2 2008	H1 2008	2008
	$’000	$’000	$’000	$’000	$’000	$’000
Net (loss) profit	(29,004)	(11,280)	(40,284)	17,364	(24,584)	(6,939)

Adjustments for:
Amortisation of intangible assets	1,888	1,781	3,669	3,566	8,320	10,468
Depreciation of property, plant and equipment	4,545	4,458	9,003	4,669	9,539	20,135
Impairment of assets	-	-	-	-	52,918	52,918
Loss on disposal of property, plant and equipment and intangible fixed assets	39	448	487	50	9	731
Deferred tax adjustment to goodwill	-	-	-	-	-	978
Share option charges	3,981	2,455	6,436	1,971	2,595	7,586
(Decrease) increase in provisions	(229)	(1,100)	(1,329)	314	265	3,789
	__________	__________	__________	__________	__________	__________
Operating cash flows before movements in working capital	(18,780)	(3,238)	(22,018)	27,934	49,062	89,666

(Increase) decrease in inventories	(4,329)	17,592	13,263	(18,445)	(15,004)	11,055
Decrease (increase) in receivables	1,543	12,138	13,681	(18,980)	(23,817)	11,114
Increase (decrease) in payables	44,739	(22,020)	22,719	26,354	22,267	(15,500)
	__________	__________	__________	__________	__________	__________
Cash generated by operations	23,173	4,472	27,645	16,863	32,508	96,335

Foreign tax paid	(146)	(227)	(373)	(467)	(721)	(1,290)
Corporation tax paid	-	-	-	(7,899)	(17,095)	(28,738)
Interest paid	(93)	(659)	(752)	(39)	(147)	(326)
R&D tax credit received	1,871	-	1,871	-	320	320
	__________	__________	__________	__________	__________	__________
Net cash from operating activities	24,805	3,586	28,391	8,458	14,865	66,301
	__________	__________	__________	__________	__________	__________

5.       Segmental reporting

Following an internal reorganisation during the first half of 2009, the reportable segments of CSR changed from those shown in the 2008 Annual Report.

The Group’s new reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets
Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications
Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

The reportable segments previously disclosed were Cellular and Non Cellular.

The handset and headset businesses were previously included within the Cellular segment prior to the internal reorganisation and have now been split between HBU and ACBU. The Non Cellular reportable segment has now been split between the ACBU and APBU reportable segments.

Segment revenues and results

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 3 July 2009:

26 weeks ending 3 July, 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	125,755	53,628	14,069	-	193,452
	__________	__________	__________	__________	__________
Operating (loss) profit / segment result	(23,306)	(17,102)	3,487	(10,572)	(47,493)
	__________	__________	__________	__________	__________
Investment income	-	-	-	1,199	1,199
Finance costs	-	-	-	(544)	(544)
	__________	__________	__________	__________	__________
(Loss) profit before tax	(23,306)	(17,102)	3,487	(9,917)	(46,838)
	__________	__________	__________	__________	__________

The Group discloses operating profit as a measure of segment result as this is the decision-making and resource allocation process of the Chief Operating Decision Maker.

Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer and Board of Directors.

The accounting policies for the reportable segments are the same as the Group’s accounting policies. The segment result represents operating profit earned by each segment without allocation of the $10.6 million of acquisition fees. A substantial proportion of R&D costs are allocated to the handset business unit.  Other operating costs are allocated on activity.  This method of cost allocation is used to report costs to the

5.     Segmental reporting (continued)

Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 28 June 2008 restated for the changes in reportable segments:

26 weeks ending 28 June, 2008	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	180,433	146,481	22,355	-	349,269
	__________	__________	__________	__________	__________
Operating profit (loss) / segment result	(62,247)	33,308	4,476	-	(24,463)
	__________	__________	__________	__________	__________
Investment income	-	-	-	3,567	3,567
Finance costs	-	-	-	(581)	(581)
	__________	__________	__________	__________	__________
(Loss) profit before tax	(62,247)	33,308	4,476	2,986	(21,477)
	__________	__________	__________	__________	__________

The following is an analysis of the Group’s revenue and results by reportable segment in the 53 weeks ended 2 January 2009 restated for the changes in reportable segments:

53 weeks ended 2 January, 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	344,198	299,572	51,095	-	694,865
	__________	__________	__________	__________	__________
Operating profit / segment result	(78,193)	56,248	16,687	(3,257)	(8,515)
	__________	__________	__________	__________	__________
Investment income	-	-	-	6,139	6,139
Finance costs	-	-	-	(4,075)	(4,075)
	__________	__________	__________	__________	__________
(Loss) profit before tax	(78,193)	56,248	16,687	(1,193)	(6,451)
	__________	__________	__________	__________	__________

The accounting policies for the reportable segments are the same as the Group’s accounting policies. The segment result represents operating profit earned by each segment without allocation of $3.3 million of hedge ineffectiveness as a result of the restructuring.

Costs are allocated to segments based on levels of R&D and marketing activity in the period. This is the measure reported to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

5.      Segmental reporting (continued)

Segment assets

Following the internal reorganisation, the corresponding segment specific assets have been reallocated to the new segment structure. Assets are allocated to the segment which has responsibility for their control.

		2 January 2009	27 June 2008
	3 July 2009	restated	restated
	$’000	$’000	$’000
HBU	298,614	223,171	283,560
ACBU	74,804	67,564	77,906
APBU	87,486	16,001	18,175
	__________	__________	__________
Total segment assets	460,904	306,736	379,641

Deferred tax asset	9,587	6,481	2,938
Cash flow hedges	2,402	-	1,585
Other receivables	16,952	16,566	21,789
Treasury deposits and investments	264,970	81,000	90,000
Cash and cash equivalents	131,413	180,898	122,316
	__________	__________	__________
Total assets	886,228	591,681	618,269
	__________	__________	__________

Assets allocated to reportable segments are goodwill, property, plant and equipment, intangible assets, trade receivables and inventory. All other assets are unallocated.

	3 July 2009	2 January 2009	27 June 2008
		restated	restated
	$’000	$’000	$’000
Reportable segment
HBU	156,146	91,835	92,534
ACBU	17,945	5,795	5,906
APBU	50,490	8,692	8,860
	_________	_________	_________
	224,581	106,322	107,300
	_________	_________	_________

Goodwill has been allocated to reportable segments as described above, with the provisionally determined goodwill relating to the acquisition of SiRF Technology Holdings Inc being provisionally allocated to the HBU, ACBU, APBU segment based on its anticipated future contributions to these segments.

No information is provided on segment liabilities as this measure is not provided to the chief operating decision maker.

6.      Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions described in the registration statement on Form F-4 (File No. 333 - 159615).

7.     Acquisition of subsidiaries – SiRF Technology Holdings, Inc.

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc, a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings Inc at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

The initial purchase price allocation has been determined provisionally pending the completion of the final valuation of the fair value of net assets acquired.

The provisional acquisition note is shown below:

	Book value	Provisional fair value adjustments	Provisional fair value
	$’000	$’000	$’000
Financial assets	137,521	(2,349)	135,172
Inventory	8,980	5,843	14,823
Property, plant and equipment	4,364	(1,199)	3,165
Intangible assets	20,307	10,879	31,186
Financial liabilities	(38,750)	222	(38,528)
	__________	__________	__________
	132,422	13,396	145,818
	__________	__________
Provisional goodwill			135,707
			__________
Total consideration			281,525
			__________

Purchase price:
Fair value of shares issued			271,524
Fair value of share options exchanged			21,617
Less: unvested portion of the fair value of share options			(11,492)
Less: excess of fair value of vested share options over the original awards			(124)
			__________
			281,525
			__________

Net cash inflow arising on acquisition
Cash and cash equivalents acquired			66,489
Directly attributable costs ($8.8 m of costs remain in current liabilities)			(1,759)
			__________
			64,730
			__________

7.       Acquisition of subsidiaries – SiRF Technology Holdings, Inc. (continued)

Cash and cash equivalents acquired totalled $66.5 million. Treasury deposits and investments of $45.0 million were also acquired giving a total of $111.5 million of cash, cash equivalents, treasury deposits and investments acquired.

The goodwill arising on the acquisition of SiRF Technology Holdings Inc, is attributable to the anticipated profitability of the Group’s products in the GPS market and the anticipated future operating synergies from the combination. It is not anticipated that the goodwill will be tax deductible.

The gross value of financial assets acquired includes receivables with a gross value of $26.1m. The fair value of those receivables acquired is $23.7 million.

SiRF Technology Holdings Inc contributed $2.1 million to revenue and a loss of $1.5 million to loss before tax for the period between the date of acquisition and the balance sheet date.

It has not been practicable to estimate the IFRS group revenue or profit which would have been attributable to equity holders of the parent if the acquisition had been completed on the first day of the financial period as the acquisition closed too close to the period end to allow all differences in accounting policy and standards to be identified and restated. This disclosure is expected to be available in the year-end financial statements.

No provisions for contingent liabilities were recognised by the Group as a result of the acquisition of SiRF Technology Holdings Inc. Note 11 contains details of contingent liabilities of the CSR plc group.

8.      Restructuring

The Group commenced a restructuring exercise at the end of June 2009. This restructuring exercise resulted in restructuring costs of $3.7 million being incurred in Q2 2009 with $3.4 million being accrued for as at the period end. Further restructuring costs are anticipated in the Q3 2009.

9.      Goodwill

$’000
Cost and carrying amount
At 28 December 2007	144,207
Impairment losses for the period	(36,907)
Adjustment for recognition of deferred tax asset	(978)
_________
At 2 January 2009	106,322
Adjustment to deferred consideration	(10,500)
Acquisition of SiRF Technology Holdings, Inc	135,707
Adjustments to deferred tax assets on previous acquisitions	(6,948)
_________
At 3 July 2009	224,581
_________

The adjustment to goodwill relating to the deferred consideration associated with the final milestone on the acquisition of NordNav Technologies AB where the estimated amount of the deferred consideration to be paid has been adjusted as a result of revised product sales forecasts in terms of both volume and product mix within the milestone time-limit. In line with applicable accounting standards, this adjustment has been made to the goodwill relating to this acquisition.

9.      Goodwill (continued)

Goodwill on the Cambridge Positioning Systems Limited and NordNav Technologies AB acquisitions was adjusted downwards by $6.9 million due to the recognition of deferred tax assets related to the identified intangible assets recognised on those acquisitions, to the extent deferred tax liabilities existed which represented the taxable temporary differences on those intangible assets.  This resulted in an increase of $4.0 million to deferred tax assets and a charge of $2.9 million to corporation tax, representing the unwinding of those assets between the date of acquisition and the end of 2008.

10.      Post balance sheet events

There have been no post balance sheet events as at the date of publication of this report that require disclosure.

11.      Treasury deposits and investments

Treasury deposits and investments includes cash deposits with a maturity of date of greater than 90 days from inception and certain investments in US treasury bonds and US corporate bonds which can be classified as liquid investments.

12. Contingent liabilities

The CSR Group may be subject to claims, legal actions and complaints, including patent infringement, arising in the normal course of business. The likelihood and ultimate outcome of such an occurrence is not presently determinable; however, there can be no assurance that the CSR Group will not become involved in protracted litigation regarding alleged infringement of third party intellectual property rights or litigation to assert and protect the CSR Group’s patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of the CSR Group’s resources that could materially and adversely affect its business and operating results.

From time to time, the CSR Group enters into types of contracts that contingently require it to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which the CSR Group may be required to indemnify property owners for environmental and other liabilities, and other claims arising from use of the applicable premises; (ii) agreements with the CSR Group’s officers, directors and employees, under which the CSR Group may be required to indemnify such persons from liabilities arising out of their employment relationship; and (iii) agreements with customers to purchase chip sets and to license the CSR Group’s IP core technology or embedded software, under which the CSR Group may indemnify customers for intellectual property infringement claims, product liability claims or recall campaign claims related specifically to the CSR Group’s products. As for indemnifications related to intellectual property, these guarantees generally require the CSR Group to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims alleged against the CSR Group’s products. Indemnifications related to product liability claims generally require the CSR Group to compensate the other party for damages stemming from use of the CSR Group’s products.

Indemnifications related to recall campaigns generally require the CSR Group to compensate the other party for costs related to the repair or replacement of defective products. The nature of the intellectual property indemnification, the product liability indemnification, and the recall campaign indemnification prevents the CSR Group from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers in the event it is required to meet its contractual obligations.

Historically, the CSR Group has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. The CSR Group can provide no assurance as to the impact of the litigation on its customers and it may be subject to indemnification claims in the future. To date, the CSR Group has not received any claims for indemnification with respect to the International Trade Commission (“ITC”) Final Determination (as defined below). However, the CSR Group has covered the litigation expenses related to the ITC investigation.

Patent disputes

a)   Case No. SACV06-1216 (U.S. District Court, Santa Ana, California)

On 15 December 2006, SiRF Technology, Inc. (“SiRF”), a subsidiary of SiRF Technology Holdings, Inc. filed a patent infringement complaint against Global Locate and its United States distributor, SBCG, Inc. Global Locate answered the complaint and filed counterclaims alleging patent infringement and violations of the Sherman Antitrust Act and of the California Business and Professions Code. The case has been stayed pending resolution of the ITC investigation described below.

b)   ITC Investigation No. 337-TA-602

On 2 April 2007, Global Locate requested that the ITC commence an investigation of certain GPS devices and products made for, by, or sold by or for SiRF and the customers named in the investigation, E-TEN Information Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Pharos Science & Applications, Inc. (“the Named Respondents”). As a result, on 7 May 2007, the ITC instituted an action titled “In the Matter of Certain GPS Devices and Products Containing Same” (“the Investigation”). Upon its acquisition of Global Locate, Broadcom Corporation was subsequently added as an additional complainant to the Investigation.

On 8 August 2008, the Administrative Law Judge (“ALJ”) issued an Initial Determination (“ID”) finding that all six of the asserted Broadcom patents (1) had an existing domestic industry, (2) were valid, and (3) were infringed by certain of SiRF’s products. The ITC issued its Final Determination on 15 January 2009 effectively affirming the ALJ’s ID. As a consequence, the ITC issued a Limited Exclusion Order (“LEO”) against SiRF and the Named Respondents and Cease and Desist Orders against SiRF and two of the Named Respondents. The LEO prohibits the unlicensed entry of infringing products into the United States (by or on behalf of SiRF or the Named Respondents) that are covered by the asserted patent claims. The LEO, however, does not extend to “downstream” articles of non-respondents that incorporate such covered products. The Cease and Desist Orders prohibit SiRF and two of the Named Respondents, among other things, from selling covered products in the United States.

On 1 May 2009, SiRF filed its opening appeal brief in the United States Court of Appeals for the Federal Circuit seeking review of the ITC’s orders and determinations. In a letter dated 21 May 2009, United States Customs ruled that SiRF’s redesigned GPS chips fall outside the scope of the LEO. In light of its ruling, Customs issued instructions to U.S. ports not to exclude from entry into the United States the redesigned SiRF chips and products containing them.

c)   Case No. SACV08-546 (U.S. District Court, Santa Ana, California)

On 14 May 2008, Broadcom filed a patent infringement complaint against SiRF alleging infringement of four patents purportedly assigned to Broadcom and seeking both monetary damages and an injunction. On 4 June 2008, SiRF answered the complaint and filed counterclaims seeking declaratory judgment of non-infringement and invalidity of all four patents. Two of the four patents are currently being re-examined by the United States Patent and Trademark Office. The case is scheduled to go to a hearing before the court for construction of the patent claims (known as a Markman hearing), in January 2010 and for trial in November 2010.

Securities Actions

a) U.S. District Court Cases

In February 2008, multiple putative class action lawsuits were filed in the United States District Court for the Northern District of California against SiRF and certain of its officers and directors. These complaints allege that SiRF, and certain of its officers and directors, made misleading statements and/or omissions relating to its business and operating results in violation of the federal securities laws. These federal cases were consolidated and a settlement agreement was recently achieved for $2.9M (two million nine hundred thousand dollars), which is entirely covered by SiRF’s insurance. The settlement is in the process of being approved by the Court.

b) California State Court Cases

Two consolidated shareholder derivative lawsuits were filed in February 2008 in the Superior Court of the State of California (Santa Clara County) against certain of SiRF’s officers and directors. These two lawsuits were consolidated with two shareholder lawsuits filed in February 2009 relating to the SiRF-CSR Merger Agreement. On 22 May 2009, SiRF signed a Memorandum of Understanding pursuant to which it agreed to settle all of the aforementioned California state court litigation for $385K (three hundred eighty five thousand dollars).

SiRF became a member of the CSR Group and an indirect subsidriay of CSR plc on June 26, 2009. The outcome of any litigation is uncertain and either favourable or unfavourable outcomes could have a material impact. If infringement claims are brought against the CSR Group, these assertions could distract the CSR Group’s management and necessitate the CSR Group’s expenditure of potentially significant funds and resources to defend or settle such claims. No assurance can be made that third parties, including Broadcom, will not seek to commence additional litigation against the CSR Group including requesting formal enforcement action against SiRF and/or the CRS Group, or that the pending litigation with Broadcom will not have a material adverse effect on the CSR Group’s business.

The CSR Group cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation. If the CSR Group is unsuccessful in any challenge to its rights to market and sell its products, the CSR Group may, among other things, be required to:

▪	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;
▪	cease the development, manufacture, use, marketing and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

▪

expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

▪

obtain licenses to the disputed rights, which could require the payment of substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products.

Before the CSR Group could be successful in defending an infringement claim, the CSR Group’s customers may already be reluctant to include the CSR Group on their future product design. Therefore, even if the CSR Group is successful in defending an infringement claim, negative publicity could already have a material adverse effect on its business in addition to the expense, time delay, and burden on management of litigation.

No provision has been made in the Interim Report as the Directors do not consider that, based on presently existing facts, a conclusion can be made that a material financial loss arising from damages, royalties or third party attorney fees related to the presently existing infringement claims is probable.